UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36843

NOTIFICATION OF LATE FILING	CUSIP NUMBER 09074B107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BIOHITECH GLOBAL, INC.

Full Name of Registrant

Former Name if Applicable

80 Red Schoolhouse Road, Suite 101

Address of Principal Executive Office ( Street and Number )

Chestnut Ridge, New York 10977

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant could not file its Quarterly Report on Form 10-Q for the period ended September 30, 2021 on or prior to the filing deadline due to the fact that certain amounts require further confirmation and analysis.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian C. Essman	(845)	330-2522
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No

Below is a summary of the Registrant’s consolidated statement of operations for the current and comparative periods.

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue	$4,523,317	$742,877	$11,018,581	$3,376,150
Operating expenses	5,670,633	4,660,333	15,484,198	12,052,802
Loss from operations	(1,147,316)	(3,917,456)	(4,465,617)	(8,676,652)
Net loss attributable to Parent	(1,186,874)	(3,292,731)	(5,201,291)	(8,528,909)

Quarterly Commentary. The Company continued its revenue growth in the quarter ended September 30, 2021 with total revenues increasing 31% over the second quarter of 2021 and 509% over the comparative third quarter of 2020. Total revenues of $4,523,317 marks the fourth consecutive new quarterly revenue high since the Company went public in 2015. During the third quarter of 2021, each of the business lines reported revenue growth over the second quarter of 2021. The loss from operations as a percentage of revenue decreased to 25% in in the third quarter of 2021, as compared to 59% in the second quarter of 2021 and 527% in the comparative third quarter of 2020.

Year to Date Commentary. The Company continued its revenue growth during the nine months ended September 30, 2021 with total revenues of $11,018,581 increasing 226% over the comparative period in of 2020. The loss from operations as a percentage of revenue decreased to 41% during the nine months ended September 30, 2021, as compared to 257% in the comparative period in of 2020.

BIOHITECH GLOBAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021	By:	/s/Brian C. Essman
Brian C. Essman
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)